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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           EL PASO ENERGY CORPORATION
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             (Exact name of registrant as specified in its charter)



              Delaware                                     76-0568816
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(State of incorporation or organization)                (I.R.S. Employer
                                                        Identification No.)
        1001 Louisiana Street
           Houston, Texas                                      77002
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(Address of principal executive offices)                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:



                                                Name of each exchange
Title of each class                             on which each class
to be so registered                             is to be registered
------------------------------                  -----------------------

Preferred Stock Purchase Rights                 New York Stock Exchange


         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
-------------------------------------------------------------------------------
                                (Title of Class)




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Item 1.  Description of Securities to be Registered.

         El Paso Natural Gas Company, a Delaware corporation ("El Paso"), El Paso Energy Corporation, a Delaware corporation (the "Company") and El Paso Energy Merger Company, a Delaware corporation ("Merger Sub") and a direct, wholly owned subsidiary of the Company entered into an Agreement and Plan of Merger, dated July 16, 1998, pursuant to which effective August 1, 1998, Merger Sub will be merged with and into El Paso, with El Paso as the surviving corporation, as a result of which each outstanding share of common stock, $3.00 par value per share, of El Paso will be converted into one share of common stock, $3.00 par value per share, of the Company (the "Common Stock"), and each one-half outstanding preferred stock purchase right of El Paso will be converted into one preferred stock purchase right (a "Right") associated with each share of Common Stock. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a price of $75.00 per one two-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Agreement, dated as of July 16, 1998 (the "Shareholder Rights Agreement"), between the Company and BankBoston, N.A. (the "Rights Agent").

         The Rights will be attached to all certificates representing outstanding shares of Common Stock, and initially no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will separate from the shares of Common Stock on the earliest to occur of (i) the first date of public announcement that a person or "group" has acquired beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company (as hereinafter defined); or (ii) ten (10) business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person; or (iii) twenty business days prior to the date on which a Transaction (as defined in the Shareholder Rights Agreement) is reasonably expected to become effective or be consummated (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of voting securities causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person". The first date of public announcement that a person or group has become an Acquiring Person is the "Stock Acquisition Date".

         The Rights Agreement provides that until the Distribution Date the Rights will be transferred with and only with the shares of Common Stock. Until the

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Distribution Date (or earlier redemption or expiration of the Rights), new
Common Stock certificates issued upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Shareholder Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on July 7, 2002, unless earlier redeemed by the Company as described below.

         In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer as hereinafter defined), each holder of a Right will have (subject to the terms of the Shareholder Rights Agreement) the right (the "Flip-In Right") to receive upon exercise the number of shares of Common Stock, or, in the discretion of the Board of Directors of the Company, the number of one two-hundredths of a share of Preferred Stock (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Shareholder Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding shares of Common Stock which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors (as hereinafter defined) to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Company and its stockholders (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking into account all factors that such Disinterested Directors may deem relevant. "Disinterested Directors" are directors of the Company who are not officers of the Company and who are not Acquiring Persons or affiliates or associates thereof, or representatives of any of them, or any person who was directly or indirectly proposed or nominated as a director of the Company by a Transaction Person (as defined in the Shareholder Rights Agreement).

         In the event that, at any time following the Stock Acquisition Date or, if a Transaction is proposed, the Distribution Date, (i) the Company is acquired in a merger

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or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Interested Stockholder, or, if in such transaction all holders of shares of Common Stock are not offered the same consideration, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

         The Purchase Price payable, and the number of two-hundredths of a share of Preferred Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Preferred Stock, (ii) upon the grant to holders of the shares of Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price, or securities convertible into shares of Preferred Stock with a conversion price, less than the then current market price of the shares of Preferred Stock or (iii) upon the distribution to holders of the shares of Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         The Purchase Price payable, and the number of two-hundredths of a share of Preferred Stock or other securities issuable, upon exercise of the Rights are also subject to adjustment in the event of a stock split of the shares of Common Stock, or a stock dividend on the shares of Common Stock payable in shares of Common Stock, or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional two-hundredths of a share of Preferred Stock will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preferred Stock on the last trading day prior to the date of exercise.

         At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and

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before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of shares of Common Stock are not offered the same consideration but not involving a Transaction Person (as defined in the Shareholder Rights Agreement), (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as no person beneficially owns securities representing 15% or more of the voting power of the Company's voting securities or (iii) if the Acquiring Person reduces his ownership below 5% in transactions not involving the Company. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after 10 business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The shares of Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 200 times the dividend declared on each share of Common Stock, but in no event less than $25 (the equivalent of $.25 per share of common stock). In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of 200 times $75 or 200 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 200 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 200 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one two-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         In the event that a majority of the Board of Directors of the Company is comprised of persons elected at a meeting of stockholders who were not nominated by the Board of Directors in office immediately prior to such meeting (including successors of such persons elected to the Board of Directors), then for 365 days following such meeting, the Shareholder Rights Agreement may not be amended and the Rights may not be redeemed if such amendment or redemption, as the case may be, is reasonably likely to facilitate a combination or sale, mortgage or other transfer of assets or earning power (a "Transaction") with a Transaction Person (as defined below). The Shareholder Rights

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Agreement may not be amended and the Rights may not be redeemed thereafter if during such 365 day period the Company enters into any agreement reasonably likely to facilitate a Transaction with a Transaction Person and the amendment or redemption, as the case may be, is reasonably likely to facilitate a Transaction with a Transaction Person.

         A "Transaction Person" with respect to a Transaction means (x) any Person who (i) is or will become an Acquiring Person or a Principal Party (as such term is defined in the Shareholder Rights Agreement) if the Transaction were to be consummated and (ii) either (A) such Person directly or indirectly proposed or nominated a director of the Company which director is in office at the time of consideration of the Transaction, or (B) the Transaction with such Person was approved by persons elected to the Board of Directors with the objective, for the purpose or with the effect of facilitating a merger or consolidation of the Company, a sale, mortgage or transfer, in one or more transactions, of assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) or any transaction which would result in a Person becoming an Acquiring Person, or (y) an Affiliate or Associate of such a Person.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

         Attached hereto as Exhibit 1 and incorporated herein by reference is a form of the Shareholders Rights Agreement, dated as of July 16, 1998, between the Company and BankBoston, N.A., as Rights Agent, specifying the terms of the Rights, including the exhibits thereto, as follows: Exhibit A-1 -- Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company; Exhibit A-2 -- Amended Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company; Exhibit B -- Form of Right Certificate; and Exhibit C -- Summary of Rights to Purchase Shares. The foregoing description of the Rights is qualified by reference to the Rights Agreement and the exhibits thereto.

Item 2.  Exhibits.

         1. Shareholder Rights Agreement, dated as of July 16, 1998 between the Company and BankBoston, N.A., as Rights Agent, which includes, as Exhibit A-1 thereto, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company, as Exhibit A-2 thereto, the Amended

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                  Certificate of Designation, Preferences and Rights of Series A
                  Junior Participating Preferred Stock of the Company, as
                  Exhibit B thereto, the Form of Right Certificate, and as Exhibit C thereto, the Summary of Rights to Purchase Shares.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                              EL PASO ENERGY CORPORATION



                                              By: /s/ H. Brent Austin
                                                 ------------------------------
                                              Name: H. Brent Austin
                                              Title: Executive Vice President
                                                     and Chief Financial Officer

Dated:  August 3, 1998

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                                  EXHIBIT INDEX




     Exhibit                                Description                                                      Page
     -------                                -----------                                                      ----
        1.           Shareholder Rights Agreement, dated as of July 16, 1998 between the                      10
                     Company and BankBoston, N.A., as Rights Agent, which
                     includes, as Exhibit A-1 thereto, the Certificate of
                     Designation, Preferences and Rights of Series A Junior
                     Participating Preferred Stock of the Company, as Exhibit
                     A-2 thereto, the Amended Certificate of Designation,
                     Preferences and Rights of Series A Junior Participating
                     Preferred Stock of the Company, as Exhibit B thereto, the
                     Form of Right Certificate and as Exhibit C thereto, the
                     Summary of Rights to Purchase Shares.



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